UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Consultant Holdings Corporation
(Name of Subject Company (issuer))

Superior Consultant Holdings Corporation (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868146101
(CUSIP Number of Class of Securities)

Richard P. Saslow, Esq.
Superior Consultant Holdings Corporation
17570 West Twelve Mile Road
Southfield, Michigan 48076

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey A. Schumacher, Esq.
Sachnoff & Weaver, Ltd.
30 S. Wacker Drive
29th Floor
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________

Form or Registration No.:______________________

Filing Party:_________________________________

Date Filed:_________________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the planned tender offer by Superior Consultant Holdings Corporation, a Delaware corporation (“Superior”), to purchase 650,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.01 per share, at prices not in excess of $3.60 nor less than $2.85 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

This Schedule TO constitutes neither an offer to buy nor the solicitation of an offer to sell shares. The solicitation and the offer to buy Superior’s common stock will only be made pursuant to an offer to purchase and related materials that Superior intends to file with the Securities and Exchange Commission and mail to stockholders of record on or about June 16, 2003. Stockholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Stockholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed by Superior with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.

After the commencement of the tender offer, additional information about the tender offer will be found at Superior’s website, www.superiorconsultant.com.

Item 12.	Exhibit.
(a)(5)(i)	Press Release, dated June 9, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Superior Consultant Holdings Corporation

By: *

Name:
Title:

*     Pursuant to General Instruction D to Schedule TO, no signature is required